UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a - 16 OR 15d - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2010

Commission File No. 001-33019

CRH America, Inc.

375 Northridge Road

Atlanta

Georgia 303350

United States of America

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NEWS RELEASE

30 November 2010

CRH ANNOUNCES SUCCESSFUL US$0.75 BILLION

5 AND 10 YEAR GLOBAL BOND OFFERING AND LAUNCHES CASH TENDER

OFFERS FOR A PORTION OF EXISTING DEBT ISSUES

Global Bond Offering

CRH America, Inc., a wholly owned subsidiary of CRH plc, successfully priced its fifth US$ Global bond offering this afternoon in New York. The offering consists of 10-year and 5-year notes. The US$0.4 billion 10-year notes were priced at a spread of 2.95% above the 10-year US Treasury and have a coupon of 5.75%. The US$0.35 billion 5-year notes were priced at 2.70% above the 5-year US Treasury and have a coupon of 4.125%. Due to strong investor demand, the total offering was increased from US$0.50 billion to US$0.75 billion. Over 80 institutional investors from North America and Europe participated in the transaction. The proceeds of the offering are intended to be used (i) to part fund a cash tender offer for a portion of CRH America’s existing bonds which are due to mature in 2012, 2011 and 2013 and (ii) for general corporate purposes.

The notes are registered with the Securities and Exchange Commission (SEC) and are intended to be listed on the NYSE.

Merrill Lynch, Pierce, Fenner & Smith, Barclays Capital Inc., J.P. Morgan Securities LLC, UBS Securities LLC and RBS Securities Inc. acted as joint bookrunners on the new bond issuance.

Maeve Carton, Finance Director at CRH said: “CRH’s previous four US$ global bond offerings raised a total of US$4.4 billion with maturities ranging from 2011 to 2033. We are delighted with the strong investor response to this fifth offering of US$0.75 billion which enables CRH to extend its debt maturity profile and to expand its investor base. We intend to use the amount raised primarily to repurchase some of CRH America’s shorter dated bonds.”

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cash Tender Offers by CRH America Inc. and CRH plc

CRH also announced four separate tender offers, with three offers by CRH America, Inc. to purchase up to US$0.75 billion aggregate principal amount of the outstanding 6.95% Notes due 2012, the outstanding 5.625% Notes due 2011 and the outstanding 5.30% Notes due 2013 (up to a $50 million sub-limit), and with one offer by CRH plc to purchase up to US$50 million of the outstanding 6.40% Notes due 2033.

The terms and conditions of the tender offers are described in the Offer to Purchase dated 30 November, 2010, and the related Letter of Transmittal to be distributed to holders of the Notes. CRH America, Inc. and CRH plc may each amend, extend or terminate any tender offer at any time in their sole discretion.

For more information regarding the Cash Tender Offers:

CRH has retained J.P. Morgan Securities LLC, UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and RBS Securities Inc. to serve as dealer managers for the Tender Offer. D.F. King & Co., Inc. has been retained to serve as the information and tender agent.

For additional information regarding the terms of the Tender Offer, please contact J.P. Morgan Securities LLC at (866) 834-4666 (toll free) or (212) 834-3118 (collect) or UBS Securities LLC at (888) 719-4210 (toll free). Requests for documents may be directed to the information and tender agent, D.F. King & Co., Inc., at (800) 967-7921 (toll free) or (212) 269-5550 (collect for banks and brokers).

CRH plc Investor Relations:

Tel. +353 1 404 1000

This news release is neither an offer to purchase nor a solicitation of an offer to sell notes, nor is it a solicitation for acceptance of the tender offers. CRH America, Inc. and CRH plc are making the tender offers only by, and pursuant to the terms of, the Offer to Purchase and the Letter of Transmittal. The tender offers are not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of CRH plc, its management, CRH America, Inc., J.P. Morgan Securities LLC, UBS Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBS Securities Inc. or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender notes in response to the tender offers.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000 FAX +353 1 404 1007

E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH America, Inc. (Registrant)

Date November 30, 2010	By:	/S/ MICHAEL O’DRISCOLL
Michael O’Driscoll
Chief Financial Officer